October 29, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	iShares, Inc. (the “Company”), File Nos. 33-97598, 811-09102

Ladies and Gentlemen:

On behalf of the Registrant, attached for filing please find Post-Effective Amendment No. 28 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Amendment has been electronically coded to show changes from the Registrant’s Prospectus dated January 1, 2004 and Statement of Additional Information dated January 1, 2004. We are requesting selective review of only the marked text. The Amendment is expected to become effective on December 31, 2004.

The Amendment is filed pursuant to Rule 485(a) under the Securities Act of 1933 and Rule 8b-16 under the Investment Company Act of 1940 primarily to reflect new disclosure addressing Securities and Exchange Commission requirements with respect to (i) the circumstances under which the Registrant will use fair value pricing and the effects of using fair value pricing (located in the Determination of Net Asset Value section); (ii) frequent purchases and redemption of fund shares (located in the Buying and Selling Shares section); and (iii) the Registrant’s policies and procedures with respect to disclosure of the Registrant’s portfolio securities (located in the Portfolio Holdings Information section).

Please address all questions regarding this filing to the undersigned at (617) 937-7270.

Very truly yours,

/s/ JEREMY KANTROWITZ
Jeremy Kantrowitz, Esq.